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                                                   ----------------------------
                           UNITED STATES                  OMB APPROVAL
                                                   ----------------------------
               SECURITIES AND EXCHANGE COMMISSION  OMB Number: 3235-0145
                                                   ----------------------------
                     WASHINGTON, D.C. 20549        Expires: October 31, 2002
                                                   ----------------------------
                                                   Estimated average burden
                          SCHEDULE 13D             hours per response. . . 14.9
                                                   ----------------------------

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 5)*


                          Global Imaging Systems, Inc.
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                                (Name of Issuer)


                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)


                                   37934A 10 0
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                                 (CUSIP Number)


                                  Carl D. Thoma
                      Golder, Thoma, Cressey, Rauner, Inc.
                                6100 Sears Tower
                                Chicago, IL 60606
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                December 6, 2002
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             (Date of Event which Requires filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Sections 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  37934A 10 0                                        Page 2 of 8

-------------------------------------------------------------------------------
   1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

      Golder, Thoma, Cressey, Rauner Fund IV, L.P.
-------------------------------------------------------------------------------
   2. Check the Appropriate Box if a Member of a Group (See Instructions)
      (a)
      (b)
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   3. SEC Use Only
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   4. Source of Funds (See Instructions)   N/A
-------------------------------------------------------------------------------
   5. Check if Disclosure of Legal Proceedings Is Required Pursuant to
      Items 2(d) or 2(e)
-------------------------------------------------------------------------------
   6. Citizenship or Place of Organization      Delaware
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Number of     7. Sole Voting Power      447,423
Shares
                 --------------------------------------------------------------
Beneficially  8. Shared Voting Power      0
Owned by
                 --------------------------------------------------------------
Each          9. Sole Dispositive Power      447,423
Reporting
                 --------------------------------------------------------------
Person       10. Shared Dispositive Power      0
With
-------------------------------------------------------------------------------
   11. Aggregate Amount Beneficially Owned by Each Reporting Person   447,423
-------------------------------------------------------------------------------
   12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
       (See Instructions)
-------------------------------------------------------------------------------
   13. Percent of Class Represented by Row (11)     2.1%
-------------------------------------------------------------------------------
   14. Type of Reporting Person (See Instructions)
               PN
-------------------------------------------------------------------------------

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CUSIP No.  37934A 10 0                                        Page 3 of 8

-------------------------------------------------------------------------------
   1. Names of Reporting Persons.  I.R.S. Identification Nos. of above
      persons (entities only).    GTCR IV, L.P.
-------------------------------------------------------------------------------
   2. Check the Appropriate Box if a Member of a Group (See Instructions)
      (a)
      (b)
-------------------------------------------------------------------------------
   3. SEC Use Only
-------------------------------------------------------------------------------
   4. Source of Funds (See Instructions)   N/A
-------------------------------------------------------------------------------
   5. Check if Disclosure of Legal Proceedings Is Required Pursuant to
      Items 2(d) or 2(e)
-------------------------------------------------------------------------------
   6. Citizenship or Place of Organization      Delaware
-------------------------------------------------------------------------------
Number of     7. Sole Voting Power      447,423
Shares
                 --------------------------------------------------------------
Beneficially  8. Shared Voting Power      0
Owned by
                 --------------------------------------------------------------
Each          9. Sole Dispositive Power      447,423
Reporting
                 --------------------------------------------------------------
Person       10. Shared Dispositive Power      0
With
-------------------------------------------------------------------------------
   11. Aggregate Amount Beneficially Owned by Each Reporting Person   447,423
-------------------------------------------------------------------------------
   12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
       (See Instructions)
-------------------------------------------------------------------------------
   13. Percent of Class Represented by Row (11)     2.1%
-------------------------------------------------------------------------------
   14. Type of Reporting Person (See Instructions)
               PN
-------------------------------------------------------------------------------

CUSIP No.  37934A 10 0                                        Page 4 of 8

-------------------------------------------------------------------------------
   1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

      Golder, Thoma, Cressey, Rauner, Inc.
-------------------------------------------------------------------------------
   2. Check the Appropriate Box if a Member of a Group (See Instructions)
      (a)
      (b)
-------------------------------------------------------------------------------
   3. SEC Use Only
-------------------------------------------------------------------------------
   4. Source of Funds (See Instructions)   N/A
-------------------------------------------------------------------------------
   5. Check if Disclosure of Legal Proceedings Is Required Pursuant to
      Items 2(d) or 2(e)
-------------------------------------------------------------------------------
   6. Citizenship or Place of Organization      Delaware
-------------------------------------------------------------------------------
Number of     7. Sole Voting Power      447,423
Shares
                 --------------------------------------------------------------
Beneficially  8. Shared Voting Power      0
Owned by
                 --------------------------------------------------------------
Each          9. Sole Dispositive Power      447,423
Reporting
                 --------------------------------------------------------------
Person       10. Shared Dispositive Power      0
With
-------------------------------------------------------------------------------
   11. Aggregate Amount Beneficially Owned by Each Reporting Person   447,423
-------------------------------------------------------------------------------
   12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
       (See Instructions)
-------------------------------------------------------------------------------
   13. Percent of Class Represented by Row (11)     2.1%
-------------------------------------------------------------------------------
   14. Type of Reporting Person (See Instructions)
               CO
-------------------------------------------------------------------------------

CUSIP No.  37934A 10 0                                        Page 5 of 8

         This Amendment No. 5 amends and supplements the Statement on Schedule 13D (the "Schedule 13D") filed on December 31, 1998, amended by Amendment No. 1 on April 15, 2002 and further amended by Amendment No. 2 on September 6, 2002, Amendment No. 3 on November 19, 2002 and Amendment No. 4 on November 26, 2002 by
(i) Golder, Thoma, Cressey, Rauner Fund IV, L.P., a Delaware limited partnership (the "Fund"), by virtue of its direct beneficial ownership of Common Stock; (ii) GTCR IV, L.P., a Delaware limited partnership ("GTCR IV"), by virtue of its being the general partner of the Fund; and (iii) Golder, Thoma, Cressey, Rauner, Inc. ("GTCR, Inc."), by virtue of its being the general partner of GTCR IV. Capitalized terms used but not defined in this Amendment No. 5 have the meanings given to such terms in the Schedule 13D.

ITEM 5   INTEREST IN SECURITIES OF THE ISSUER

         Item 5(e) is amended and restated in its entirety as follows:

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CUSIP No.  37934A 10 0                                        Page 6 of 8

     (e) On December 6, 2002, pursuant to the Partnership Agreement, the Fund distributed 673,000 shares of Common Stock to its limited partners and its general partner, GTCR IV. The shares of Common Stock distributed to GTCR IV were in turn distributed to its general partner, GTCR, Inc., and its limited partners. The shares of Common Stock distributed to GTCR, Inc. were in turn distributed to its stockholders. As a result of these distributions, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock on December 6, 2002.

ITEM 7   MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 Joint Filing Agreement among the Reporting Persons dated as of December 10, 2002.

                                    SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 10, 2002     GOLDER, THOMA, CRESSEY, RAUNER FUND IV, L.P.

                             By: GTCR IV, L.P., its General Partner

                             By: GOLDER, THOMA, CRESSEY, RAUNER, INC., its
                                 General Partner

                             By: /s/ Bruce V. Rauner
                                 -------------------------------------
                                 Name:  Bruce V. Rauner
                                 Title: Principal


                             GTCR IV, L.P.

                             By: GOLDER, THOMA, CRESSEY, RAUNER, INC., its
                                 General Partner

                             By: /s/ Bruce V. Rauner
                                 -------------------------------------
                                 Name:  Bruce V. Rauner
                                 Title: Principal


                             GOLDER, THOMA, CRESSEY, RAUNER, INC.


                             By: /s/ Bruce V. Rauner
                                 -------------------------------------
                                 Name:  Bruce V. Rauner
                                 Title: Principal

CUSIP No.  37934A 10 0                                        Page 7 of 8


                                  EXHIBIT INDEX

Exhibit     Description
-------     -----------
   1        Joint Filing Agreement among the Reporting Persons dated as of
            December 10, 2002.